UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ovid Therapeutics, Inc.

File No. 1-38085 - CF#36183

Ovid Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 29, 2018.

Based on representations by Ovid Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.19   through March 29, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office